Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of June 30, 2022, and for the Six Months then Ended

Cautionary Statement Regarding Forward-Looking Statements

Certain information included in this analysis may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “plans,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures and ability to continue as a going concern;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with channel partners;

●	our ability to maintain or protect the validity of our European, U.S. and other patents and other intellectual property;

●	our ability to engage in future strategic opportunities, including, but not limited to, strategic acquisitions, and achieve any expected benefits therefrom;

●	our ability to launch and penetrate markets in new locations, including taking steps to expand our activities in Europe and Southeast Asia and to enter into engagements with new business partners in those markets;

●	our intention to increase marketing and sales activities;

●	our intention to establish partnerships with industry leaders;

●	our ability to implement on-line distribution channels and to generate sales from such channels;

●	our ability to locate additional funding available to us on acceptable terms;

●	our ability to retain key executive members;

●	our ability to internally develop new inventions and intellectual property;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws;

●	our ability to regain and effectively comply with the minimum bid requirements of Nasdaq;

●	the potential impact of litigation; and

●	acceptance of our business model by investors.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2021, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Safe-T”, the “Company”, “we”, “us” or “our” are to Safe-T Group Ltd. and its subsidiaries. All references in this report to ”dollars” or “$” means United States dollars.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2022 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2021 and notes thereto filed with the SEC as part of our Annual Report.

Overview

We generate mainly SaaS revenues and advertising services revenues.

The SaaS revenues are generated when customers are subscribing to our enterprise and consumer privacy and security platforms and paying for the packages they choose. The packages are usually for the earlier of a month to a year or maximum bandwidth usage in the enterprise privacy segment, and for a month or a year in the consumers privacy and cybersecurity segments. Our revenue is recognized on a straight-line basis over the package period.

We generate revenues in the consumer privacy arena also from providing advertising services to enterprise customers, using marketing tools on various sites in order to persuade the user to acquire the enterprise customers’ privacy products. Revenue is recognized at the point in time when a user purchased an application or software of a customer.

Results of Operations

The following discussion of our unaudited results of operations for the six month periods ended June 30, 2022 and 2021, included in the following table, which presents selected financial information data, is based upon our unaudited statements of profit or loss contained in our financial statements for those periods, and the related notes.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2022	2021
Consolidated Statements of Profit or Loss Data
Revenues	8,798	3,131
Cost of revenues	4,065	1,883
Gross profit	4,733	1,248
Research and development expenses	2,283	1,483
Selling and marketing expenses	5,658	2,430
General and administrative expenses	4,249	2,588
Impairment of goodwill	569	-
Contingent consideration measurement	-	(434)
Operating loss	8,026	4,819
Financial expense, net	10	140
Loss before taxes on income	8,036	4,959
Taxes on income	(151)	(76)
Net loss for the period	(7,885)	(4,883)

Comparison of the six months ended June 30, 2022 to the six months ended June 30, 2021

Revenues

The following table summarizes our revenues through types and regions for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Month Period Ended June 30,
U.S. dollars in thousands	2022	2021

SaaS	5,253	2,796
Advertising services	3,404	-
Software licenses	28	118
Software support services	113	217
Total	8,798	3,131

Revenues through regions:

	For the Six Month Period Ended June 30,
U.S. dollars in thousands	2022	2021

Revenues from North America	2,039	1,583
Revenues from Europe	994	557
Revenues from Asia-Pacific	573	236
Revenues from Middle East	419	369
Revenues from Rest of World	4,773	386
Total	8,798	3,131

Total revenues for the six months ended June 30, 2022, amounted to $8,798,000, compared to $3,131,000 generated in the six months ended June 30, 2021. The increase in revenues compared to the first half of 2021 is mainly due to consumer privacy revenues generated by CyberKick Ltd., or CyberKick, following its acquisition by us on July 4, 2021, of which $3,404,000 are advertising services and $1,586,000 are SaaS revenues. The increase is attributed also to growth in the enterprise privacy SaaS revenues, from $3,667,000 in the six months ended June 30, 2022, compared to revenues of $2,796,000 in the same period in 2021. This increase was partially offset by a decrease of $194,000 in the software licenses revenues and software support services revenues in the enterprise cybersecurity segment.

Cost of Revenues and Gross Profit

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Month Period Ended June 30,
U.S. dollars in thousands	2022	2021
Traffic acquisition costs	1,659	-
Internet service providers	742	900
Clearing fees	532	-
Depreciation and amortization	580	549
Payroll and related expenses, subcontractors and share-based payment	257	249
Networks and servers	281	140
Other	14	45
Total cost of revenues	4,065	1,883
Gross profit	4,733	1,248
Gross profit %	54%	40%

Cost of revenues for the six months ended June 30, 2022, totaled $4,065,000 compared to cost of revenues of $1,883,000 for the equivalent period in 2021. The increase is primarily attributed to the consolidation of the CyberKick, which included $2,393,000 of costs for generating revenues, especially traffic acquisition costs of $1,659,000.

As a result of a higher increase in revenues compared to cost of revenues, gross profit grew by $3,485,000 to $4,733,000, representing a 279% increase during the six months ended June 30, 2022, compared to gross profit in the same period in 2021.

Research and Development Expenses, Net

The following table summarizes our research and development costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Month Period Ended June 30,
U.S. dollars in thousands	2022	2021
Payroll and related expenses and share-based payment	1,464	828
Subcontractors	581	449
Other	238	206
Total research and development expenses	2,283	1,483

Research and development expenses for the six months ended June 30, 2022, were $2,283,000, compared to $1,483,000 for the six months ended June 30, 2021. $763,000 of the increase is attributed to the consolidation of CyberKick research and development activities.

Selling and Marketing Expenses

The following table summarizes our sales and marketing costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Month Period Ended June 30,
U.S. dollars in thousands	2022	2021
Media costs	2,723	-
Payroll and related expenses and share-based payment	2,024	1,579
Professional fees	70	350
Marketing	301	211
Amortization and depreciation	326	97
Other	214	193
Total selling and marketing expenses	5,658	2,430

Sales and marketing expenses for the six months ended June 30, 2022, totaled $5,658,000, compared to an amount of $2,430,000 for the six months ended June 30, 2021. $3,451,000 of the increase is attributed to the consolidation of CyberKick selling and marketing activities, especially $2,723,000 of media costs and $507,000 of payroll and related expenses and share-based compensation. This increase is partially offset by a $280,000 decrease in professional fees mainly due to reduction in the enterprise security operations.

General and Administrative Expenses

The following table summarizes our general and administrative costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Month Period Ended June 30,
U.S. dollars in thousands	2022	2021
Payroll and related expenses and share-based payment	1,114	960
Professional fees	2,917	1,477
Other	218	151
Total general and administration expenses	4,249	2,588

General and administrative expenses for the six months ended June 30, 2022, totaled $4,249,000, compared to $2,588,000 in the equivalent period in 2021. The increase is primarily due to a $1,531,000 increase in legal fees, in connection with intellectual property protection activities. In addition, payroll and share-based compensation increased by $154,000 mainly as a result of the consolidation of CyberKick.

Impairment of Goodwill

We recorded an impairment loss of $569,000 in the six months ended June 30, 2022, compared to $0 impairment loss for the first half of 2021. The loss was related to NetNut Networks cash-generating-unit due to a decrease in its forecasted operating results.

Contingent Consideration Measurement

We did not record any contingent consideration measurement for the first half of 2022, compared to recording an income of $434,000 in the six month period ended June 30, 2021, due to a reduction in the fair value of the contingent consideration to the sellers of NetNut Networks Seller.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2022 was $8,026,000, compared to an operating loss of $4,819,000 in the equivalent period in 2021.

Financial Expenses, Net

We had net financial expenses of $10,000 in the first six months of 2022, compared to net financial expenses of $140,000 for the six months ended June 30, 2021. The decrease is due to a change in the fair value of derivative financial instruments, offset by loss from short-term investments.

Net Loss for the Period

As a result of the foregoing, our net loss for the six months ended June 30, 2022, was $7,885,000, compared to a loss of $4,883,000 during the equivalent period in 2021.

Liquidity and Capital Resources

Overview

As of August 15, 2022, our cash and cash equivalents of approximately $4.5 million were held for working capital, capital expenditures, investment in technology and business acquisition purposes. It may not be sufficient to meet our anticipated cash needs for the next twelve months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, the continuing market acceptance of our products and the pursuing for strategic opportunities, including, but not limited to, strategic acquisitions. These factors and the risk inherent in our operations raise a substantial doubt as to our ability to continue as a going concern.

	For the Six Month Period Ended June 30,
U.S. dollars in thousands	2022	2021
Net cash used in operating activities	(4,949)	(3,430)

Net cash provided by (used in) investing activities	5,037	(6,396)

Net cash provided by financing activities	189	11,886

Net increase in cash and cash equivalents	277	2,060

Net Cash Used in Operating Activities

During the six months ended June 30, 2022, net cash used in operating activities was $4,949,000, primarily attributed to cost of sales and operational costs which exceeded cash flows from customers’ payments. The increase, compared to $3,430,000 used in operating activities during the six months ended June 30, 2021, is primarily attributed to an increase in costs related to the operation of our wholly owned subsidiary, CyberKick, and costs related to legal proceedings, partially offset by lower costs in the enterprise cybersecurity segment.

Net Cash Provided by (Used in) Investing Activities

During the six months ended June 30, 2022, net cash provided by investing activities was $5,037,000, due to sale of short-term investment, compared to net cash used in investing activities of $6,396,000 during the six months ended June 30, 2021, primarily investment in short-term investments.

Net Cash Provided by Financing Activities

During the six months ended June 30, 2022, net cash provided by financing activities was $189,000, primarily attributed to funds received from short-term bank loans, in the amount of $400,000, partially offset by lease payments. The short-term bank loans were drawn out of a one-year credit line which was secured from United Mizrahi-Tefahot Bank on May 25, 2022, in a total amount of $2 million. The credit facility will be used predominantly to fund the operations and growth of our subsidiary, CyberKick, and as a result will reduce the usage of our own cash. Amounts drawn under the credit line bear interest at the Secured Overnight Financing Rate plus 5.5% per annum, to be paid quarterly for the actual withdrawn balance. The credit line offers a 3x multiple on eligible revenues, is secured against all of the assets of CyberKick., is guaranteed by us and includes a refundable deposit by us of $500,000.

During the six months ended June 30, 2021, net cash provided by financing activities was $11,886,000, primarily attributed to funds from a registered direct offering that closed on February 18, 2021, with net proceeds of approximately $9,223,000, and warrants exercises in the amount of $3,710,000.

Net Increase in Cash and Cash Equivalents

As a result of the foregoing, our cash and cash equivalents increased in the amount of $277,000 during the six months ended June 30, 2022, compared to an increase in the amount of $2,060,000 during the six months ended June 30, 2021.

Current Outlook

We have financed our operations to-date primarily through proceeds from sales of our equity securities, and recently also through a credit line (see Net Cash Provided by Financing Activities above). We have incurred losses and generated negative cash flows from operations since our inception.

On August 8, 2022, we signed a strategic funding agreement with O.R.B. Spring Ltd., or O.R.B., of up to $4,000,000 to support the further growth of our consumer privacy solutions. Under the terms of the agreement, O.R.B. will provide us with a cash commitment of $2,000,000 with an additional $2,000,000 available, subject to achievement of a certain financial milestone. The funding will be made through a series of cash installments through July 2023.

We will repay the funding using a revenue share model that is based on sales generated only from customers of the new consumer privacy solution acquired with each funding installment. Each such funding installment shall be repaid within two years and if the repayments do not cover 100% of the installments, then we will complete the remaining balances in cash or shares, at our sole discretion. Once the investment amount has been repaid in full, we and O.R.B shall share the attributed revenue in equal parts (50:50) until the lapse of five years after the date on which each installment was received by us.

On August 10, 2022, we received the first funding installment from O.R.B in an amount of $1,000,000, as part of O.R.B’s $2,000,000 commitment. The second tranche in the amount of $1,000,000 is expected to be received on November 1, 2022.

As of August 15, 2022, our cash and cash equivalents were approximately $4.5 million. It may not be sufficient to meet our anticipated cash needs for the next twelve months. Our operating plans may change as a result of many factors that may currently be unknown to us, which may impact our funding plans. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

●	the magnitude of our general and administrative expenses, and specifically the costs related to our legal proceedings;

●	the potential earn-out payments under past acquisitions; and

●	costs of future potential acquisitions.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through equity financings. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations. If we are unsuccessful in commercializing our products and raising capital, we may need to reduce activities, curtail or cease operations.

Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.

Trend Information

Among other trends, we anticipate growth in our consumer and enterprise privacy segments, as well as lower costs in our cybersecurity segment due to outsourcing of that business to TerraZone. We are also subject to potential earn-out commitments in connection with our recent acquisition of CyberKick. Further, the trajectory of the COVID-19 pandemic remains uncertain, and we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also ”Item 3.D. – Risk Factors– Our business is subject to risks arising from the continuous effects of the COVID-19 pandemic - the risk that we may not be able to successfully execute our business or strategic plans, as well as the risk that we will not be able to anticipate, identify and respond quickly to changing market trends and customer preferences or changes in the consumer environment, including changing expectations of service, all of which could have a material adverse effect on our business and results of operations” in our Annual Report.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2022, included elsewhere in this Report Form 6-K.